Evergreen Capital Growth Fund: Semiannual Report as of March 31, 2003

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
6	PORTFOLIO MANAGER INTERVIEW
9	FINANCIAL HIGHLIGHTS
13	SCHEDULE OF INVESTMENTS
16	STATEMENT OF ASSETS AND LIABILITIES
17	STATEMENT OF OPERATIONS
18	STATEMENTS OF CHANGES IN NET ASSETS
19	NOTES TO FINANCIAL STATEMENTS
24	TRUSTEES AND OFFICERS

This semiannual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Copyright 2003.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc., 90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

May 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen shareholder,

We are pleased to provide the semiannual report for Evergreen Capital Growth Fund, which covers the six-month period ended March 31, 2003.

Market analysis

The past six months have been another wild ride for equity investors. Twice the major market indexes have hit five-year lows, alternately pressured by the inconsistent recovery and fear of war with Iraq. Investors found value in equities upon reaching these lows, and each time the markets came roaring back. The period began after another troubling summer and investors headed into the fourth quarter with little optimism amid rising volatility. Economic data was mixed and questions of corporate credibility remained fresh in investors' minds. Fears of terror were heightened by the sniper shootings, and the U.S. pressured the United Nations to take action on Iraq. As a result, stocks faced a huge challenge in early October. The major equity market indexes exceeded their five-year lows achieved in July. History suggested that it was crunch time for the stock market, since "double-bottoms" typically result with extremes on the upside or the downside. Flat performance has proven to be a rare phenomenon after such events and few investors appeared willing to stomach further losses.

Fortunately, equities rallied handsomely after this critical juncture. Daily trading volume improved and even on down days, the market experienced higher lows. The improvements in stocks weren't just technical, though, as fundamentals also showed positive signals. Valuations had become very attractive relative to Treasury yields and corporate earnings prospects. After an eight-week sprint with gains in the 20% range, however, equities slowed down in mid-November with weakening economic data. Manufacturing had registered three consecutive monthly declines and the unemployment rate began to climb. Confidence also waned as

LETTER TO SHAREHOLDERS continued

international tensions increased. The Federal Reserve Board then surprised Wall Street and Main Street with a larger-than-expected rate cut at its November meeting. The target for the federal funds rate now stood at 1.25%, and short-term interest rates were now 80% lower than where they stood at the beginning of the recession in January 2001. This wasn't enough to encourage equity investors, though, and the major market indexes finished 2002 with their third consecutive annual decline.

After three down years in equities and unusually strong performance in the Treasury markets, investors positioned themselves for improving economic fundamentals and equities rose more than 5% in the first two weeks of trading in 2003. Unfortunately, the quick gains in equities were soon eliminated, as the uncertain geopolitical environment trounced investor confidence. The U.S. and Great Britain failed to achieve U.N. backing for war in Iraq, and as the diplomatic efforts unraveled, investors became increasingly uneasy. Once again, stocks attempted to revisit the lows achieved last year. But while the threat of war kept many investors away, it turns out that the uncertainty of war played a bigger role. Ironically, as war approached and immediately after the conflict's inception, investors poured money back into the equity market. Equities surged and many bonds, particularly Treasuries, sold off as investors removed monies from these safe havens. The prices of gold and oil also fell, while the dollar gained.

Part of the reason for investor optimism was the perception that a quick victory in the war against Iraq would result in an administration more focused on the domestic economy and the proposed changes to fiscal policy. While these are likely outcomes of a coalition victory, investors must keep in mind that other challenging issues lurk beyond Iraq. North Korea and Iran will still be on the President's watch list, and terrorist groups throughout the globe will likely have more fuel for their fires of hatred. Deep diplomatic wounds must be patched before a seamless transition emerges in the global marketplace.

Despite these challenges, many fundamentals continue to suggest a moderate recovery for the economy and the financial markets. We expect gross domestic product growth in the range of 2.5% in 2003, supported by low inflation and interest rates, solid productivity,

LETTER TO SHAREHOLDERS continued

and an improving fiscal climate. Strength in services industries should continue to provide an offset to the weakness in manufacturing. Business spending on equipment and software has increased over the past three quarters, and the recent expansion of orders for durable goods and low inventory levels suggest that some of the excess capacity in the system may soon be put to better use. While some businesses remain burdened by debt, we believe that many more have improved their operating leverage through drastic cost reductions over the past two years. This should enable margins to expand on simply mild increases in revenue. As a result, we continue to project operating earnings growth for companies in the Standard & Poor's 500 Index (S&P 500) of 8%. Considering interest rates, profits and inflation, we view equities as attractively priced and we maintain our year-end fair value range of 1000 to 1050 for the S&P 500. Without sufficient economic or corporate developments, we would be suspicious of further euphoric, war-related gains in excess of these levels.

For more information

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the "About Evergreen Investments" menu tab. Thank you for your continued support of Evergreen Investments.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of March 31, 2003

MANAGEMENT TEAM

Pilgrim Baxter Team

CURRENT INVESTMENT STYLE2

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 4/29/1992

	Class A	Class B	Class C	Class I
Class Inception Date	4/29/1992	10/25/1999	4/29/1992	11/19/1997

6-month return with sales charge	-5.16%	-4.76%	-1.76%	N/A

6-month return w/o sales charge	0.60%	0.24%	0.26%	0.76%

Average annual return*

1 year with sales charge	-31.41%	-31.37%	-29.22%	N/A

1 year w/o sales charge	-27.22%	-27.76%	-27.77%	-27.05%

5 year	-4.41%	-4.06%	-4.22%	-3.01%

10 year	6.84%	7.21%	6.56%	7.62%

Maximum sales charge	5.75%	5.00%	1.00%	N/A
	Front End	CDSC	Front End
			1.00%
			CDSC

* Adjusted for maximum applicable sales charge, unless noted.

1 Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors' shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in loads, fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Classes B and I prior to their inception is based on the performance of Class A, the original class offered along with Class C. The historical returns for Classes B and I have not been adjusted to reflect the effect of each class' 12b-1 fee. These fees are 0.30% for Class A and 1.00% for Classes B and C. Class I does not pay a 12b-1 fee. If these fees had been reflected, returns for Class B would have been lower and returns for Class I would have been higher. Returns reflect expense limits previously in effect, without which returns would have been lower.

2 Source: Morningstar, Inc.

Morningstar's Style Box is based on a portfolio date as of 3/31/2003.

The domestic equity style box placement is based on 10 growth and valuation measures for each of the fund's holdings, as well as the size of the companies in which it invests, or median market capitalization.

FUND AT A GLANCE continued

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen Capital Growth Fund Class A shares,1 versus a similar investment in the Russell 1000 Value Index (Russell 1000 Value), the Standard & Poor's 500 Index (S&P 500) and the Consumer Price Index (CPI).
The Russell 1000 Value and the S&P 500 are unmanaged market indexes and do not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

Class I shares are only offered to investment advisory clients of an investment advisor of an Evergreen fund (or its advisory affiliates), through special arrangements entered into on behalf of Evergreen funds with certain financial services firms, certain institutional investors and persons who owned Class Y shares in registered name in an Evergreen fund on or before December 31, 1994.

The fund's investment objective is nonfundamental and may be changed without the vote of the fund's shareholders.

Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability and foreign currency fluctuations.

All data is as of March 31, 2003, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund's Class A shares had a total return of 0.60% for the six months ended March 31, 2003, excluding any applicable sales charges. During the same period, the Standard & Poor's 500 Index returned 5.02%, the Russell 1000 Value Index returned 3.90% and the median return of funds in Lipper's large-cap value classification was 2.50%. Lipper is an independent monitor of mutual fund performance.

PORTFOLIO CHARACTERISTICS

(as of 3/31/2003)

Total Net Assets	$439,111,073

Number of Holdings	37

Beta	0.82

R-squared	0.69

P/E Ratio	15.2x

What was the investment environment like during the period?

Stock market indices fluctuated with dramatic volatility during the six months, sharply rising in October and November 2002 before resuming their descent in December through mid-March, and ascending again in the final days of the period.

The period began with a continuation of the pessimistic trends that had plagued the equity market for the first nine months of 2002. However, a surge of optimism about the economy reversed the market declines, and equity prices rebounded significantly for the rest of October and the month of November. This rally proved to be short-lived however, as stocks fell again during December amid rising worries about a slowing economy and rising international tensions over both Iraq and North Korea. The December losses took away part, but not all, the gains of the previous two months.

The year 2003 began with a deep pessimism in the markets, a product of a struggling economy, a weak job market and soaring gasoline prices. Worries about geopolitical issues, particularly about whether the United States and its allies would go to war with Iraq, contributed to an almost frantic uncertainty in the market. As uncertainty was replaced by growing awareness that a war with Iraq would begin, stocks staged another rally in late March. Although early optimism that the war would end in a swift victory for the United States and its allies lifted stock prices, they still did not recover from their low point during the quarter.

TOP 5 SECTORS

(as a percentage of 3/31/2003 net assets)

Financials	19.3%

Health Care	19.1%

Consumer Staples	14.4%

Energy	11.0%

Information Technology	10.8%

What factors influenced the fund's performance during the six months?

The fund outperformed the benchmark S&P 500 Index for the first half of the six-month period, propelled by strong results across all sectors of the portfolio and particularly impressive gains among those sectors we overweighted. Stock selection, however, was the most significant contributor.

PORTFOLIO MANAGER INTERVIEW continued

The fund's overweighted position in telecommunications services helped during this period, while our emphasis on healthcare and consumer staples also supported fund performance. Pharmaceutical leader Merck & Co. was the best performer among our healthcare positions, while Sara Lee Corp was the leader among consumer staples. We underweighted consumer cyclicals, but a few key holdings proved successful, most notably J.C. Penney, which gained strongly on healthy sales late in the year. However, McDonald's Corp proved to be a disappointment during the quarter, held back by a price war in the fast-food industry and the costs associated with having too many stores.

However, the fund's performance relative to the S&P 500 was reversed in the first quarter of 2003. The primary factors responsible for the disappointing results for the quarter were our positions in three companies, two of which were utilities. Duke Energy declined approximately 24% during the quarter, pulled down by disappointing earnings and heavy debt, raising worries about the corporation's ability to sustain its dividend. El Paso Corp. plummeted by almost 50% at one point in the quarter after the company announced it was slashing its dividend because of questions about its balance sheet and problems in its energy trading position. We have liquidated our positions in both Duke and El Paso. Going forward, we plan to focus on utilities that generate most of their revenues from regulated businesses.

The third disappointing performer was the Interpublic Group of Companies, an advertising-based conglomerate. Its stock lost about 35% of its value during the quarter after the company had to restate earnings from some non-advertising subsidiaries. In addition, continuing weakness in advertising sales resulted in lower earnings expectations.

Adding to the challenges, telecommunications services stocks turned in disappointing performance for the quarter after being the performance leader in the fourth quarter of 2002. An adverse ruling by the Federal Communications Commission was a major factor in the industry's decline. However, we remain attracted to the sector for the long term because of its high dividend yields.

Only our healthcare position outperformed its industry benchmark for the quarter. Aetna Inc. was the best performer in the group, appreciating by almost 20%. During the period, we have increased our emphasis on pharmaceutical companies, initiating positions in corporations such as Eli Lilly & Co.

TOP 10 HOLDINGS

(as a percentage of 3/31/2003 net assets)

Merck & Co., Inc.	4.1%

Wyeth	4.1%

ConocoPhillips	3.8%

Prudential Financial, Inc.	3.7%

Microsoft Corp.	3.7%

ChevronTexaco Corp.	3.6%

Exxon Mobil Corp.	3.6%

Pfizer, Inc.	3.5%

McDonald's Corp.	3.3%

ConAgra, Inc.	3.3%

PORTFOLIO MANAGER INTERVIEW continued

What is your investment outlook?

We intend to continue to resist short-term swings in momentum and to focus on the stocks of companies with strong balance sheets, free cash flow and attractive dividend yields. For the long-term, we believe that companies that own hard assets, like energy, oil and metals, will become increasingly valued as limited global supplies will drive prices higher in the face of rising demands from more and more developing countries.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Six Months Ended March 31, 2003 (unaudited)[1]
		Year Ended September 30,
		2002[1]	2001[1]	2000[1,2]	1999	1998
CLASS A
Net asset value, beginning of period	$16.80	$21.97	$27.29	$24.38	$22.71	$22.42
Income from investment operations
Net investment income (loss)	0.12	0.01	0.02	-0.02	-0.05	-0.10
Net realized and unrealized gains or losses on securities	-0.02[3]	-5.18	-3.14	3.44	4.27	2.34
Total from investment operations	0.10	-5.17	-3.12	3.42	4.22	2.24
Distributions to shareholders from
Net investment income	0	0	0	0	0	-0.01
Net realized gains	0	0	-2.20	-0.51	-2.55	-1.94
Total distributions to shareholders	0	0	-2.20	-0.51	-2.55	-1.95
Net asset value, end of period	$16.90	$16.80	$21.97	$27.29	$24.38	$22.71
Total return[4]	0.60%	-23.53%	-12.79%	14.21%	20.21%	10.72%
Ratios and supplemental data
Net assets, end of period (thousands)	$150,984	$169,974	$255,693	$222,615	$285,690	$145,117
Ratios to average net assets
Expenses[5]	1.75%[6]	1.59%	1.47%	1.65%	1.39%	1.34%
Net investment income (loss)	1.40%[6]	0.06%	0.08%	-0.07%	-0.21%	0.06%
Portfolio turnover rate	131%	388%	141%	77%	82%	104%

1.  Net investment income (loss) per share is based on average shares outstanding during the period.

2.  Effective October 25, 1999, shareholders of Mentor Capital Growth Portfolio Class A, Class B and Class Y shares became owners of that number of full and fractional shares of Class A, Class C and Class I (formerly Class Y), respectively, of Evergreen Capital Growth Fund.

3.  The per share net realized and unrealized gains or losses may not agree with the net realized and unrealized gains or losses for the period due to the timing of sales and redemptions of Fund shares in relation to fluctuating markets values for the portfolio.

4.  Excluding applicable sales charges

5.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers and/or expense reimbursements.

6.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Six Months Ended March 31, 2003 (unaudited)[1]
		Year Ended September 30,
		2002[1]	2001[1]	2000[1,2,3]
CLASS B
Net asset value, beginning of period	$16.43	$21.65	$27.11	$24.33
Income from investment operations
Net investment income (loss)	0.06	-0.14	-0.19	-0.14
Net realized and unrealized gains or losses on securities	-0.02[4]	-5.08	-3.07	3.43
Total from investment operations	0.04	-5.22	-3.26	3.29
Distributions to shareholders from
Net realized gains	0	0	-2.20	-0.51
Net asset value, end of period	$16.47	$16.43	$21.65	$27.11
Total return[5]	0.24%	-24.11%	-13.44%	13.70%
Ratios and supplemental data
Net assets, end of period (thousands)	$134,162	$145,302	$145,229	$18,423
Ratios to average net assets
Expenses[6]	2.50%[7]	2.35%	2.26%	2.35%[7]
Net investment income (loss)	0.63%[7]	-0.67%	-0.78%	-0.59%[7]
Portfolio turnover rate	131%	388%	141%	77%

1.  Net investment income (loss) per share is based on average shares outstanding during the period.

2.  For the period from October 25, 1999 (commencement of class operations), through September 30, 2000.

3.  Effective October 25, 1999, shareholders of Mentor Capital Growth Portfolio Class A, Class B and Class Y shares became owners of that number of full and fractional shares of Class A, Class C and Class I (formerly Class Y), respectively, of Evergreen Capital Growth Fund.

4.  The per share net realized and unrealized gains or losses may not agree with the net realized and unrealized gains or losses for the period due to the timing of sales and redemptions of Fund shares in relation to fluctuating markets values for the portfolio.

5.  Excluding applicable sales charges

6.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers and/or expense reimbursements.

7.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Six Months Ended March 31, 2003 (unaudited)[1]
		Year Ended September 30,
		2002[1]	2001[1]	2000[1,2]	1999	1998
CLASS C
Net asset value, beginning of period	$15.36	$20.25	$25.49	$22.97	$21.72	$21.68
Income from investment operations
Net investment income (loss)	0.05	-0.14	-0.16	-0.19	-0.22	-0.08
Net realized and unrealized gains or losses on securities	-0.01[3]	-4.75	-2.88	3.22	4.02	2.07
Total from investment operations	0.04	-4.89	-3.04	3.03	3.80	1.99
Distributions to shareholders from
Net investment income	0	0	0	0	0	-0.01
Net realized gains	0	0	-2.20	-0.51	-2.55	-1.94
Total distributions to shareholders	0	0	-2.20	-0.51	-2.55	-1.95
Net asset value, end of period	$15.40	$15.36	$20.25	$25.49	$22.97	$21.72
Total return[4]	0.26%	-24.15%	-13.42%	13.37%	19.08%	9.86%
Ratios and supplemental data
Net assets, end of period (thousands)	$140,333	$160,836	$233,563	$223,242	$253,281	$196,751
Ratios to average net assets
Expenses[5]	2.50%[6]	2.34%	2.22%	2.41%	2.14%	2.09%
Net investment income (loss)	0.65%[6]	-0.69%	-0.66%	-0.82%	-0.96%	-0.70%
Portfolio turnover rate	131%	388%	141%	77%	82%	104%

1.  Net investment income (loss) per share is based on average shares outstanding during the period.

2.  Effective October 25, 1999, shareholders of Mentor Capital Growth Portfolio Class A, Class B and Class Y shares became owners of that number of full and fractional shares of Class A, Class C and Class I (formerly Class Y), respectively, of Evergreen Capital Growth Fund. Additionally, the accounting and performance history of Class B shares of Mentor Capital Growth Portfolio was redesignated as that of Class C shares of Evergreen Capital Growth Fund.

3.  The per share net realized and unrealized gains or losses may not agree with the net realized and unrealized gains or losses for the period due to the timing of sales and redemptions of Fund shares in relation to fluctuating markets values for the portfolio.

4.  Excluding applicable sales charges

5.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers and/or expense reimbursements.

6.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Six Months Ended March 31, 2003 (unaudited)[1]
		Year Ended September 30,
		2002[1]	2001[1]	2000[1,2]	1999	1998[3]
CLASS I4
Net asset value, beginning of period	$17.02	$22.21	$27.49	$24.50	$22.74	$20.81
Income from investment operations
Net investment income	0.12	0.11	0.05	0.12	0	0.02
Net realized and unrealized gains or losses on securities	0.01	-5.30	-3.13	3.38	4.31	2.16
Total from investment operations	0.13	-5.19	-3.08	3.50	4.31	2.18
Distributions to shareholders from
Net realized gains	0	0	-2.20	-0.51	-2.55	-0.25
Net asset value, end of period	$17.15	$17.02	$22.21	$27.49	$24.50	$22.74
Total return	0.76%	-23.37%	-12.54%	14.48%	20.57%	10.56%
Ratios and supplemental data
Net assets, end of period (thousands)	$13,632	$6,691	$1,210	$37	$1	$1
Ratios to average net assets
Expenses[5]	1.52%[6]	1.41%	1.25%	1.34%	1.13%	1.09%[6]
Net investment income	1.38%[6]	0.52%	0.21%	0.47%	0.08%	0.38%[6]
Portfolio turnover rate	131%	388%	141%	77%	82%	104%

1.  Net investment income per share is based on average shares outstanding during the period.

2.  Effective October 25, 1999, shareholders of Mentor Capital Growth Portfolio Class A, Class B and Class Y shares became owners of that number of full and fractional shares of Class A, Class C and Class I (formerly Class Y), respectively, of Evergreen Capital Growth Fund.

3.  For the period from November 19, 1997 (commencement of class operations), through September 30, 1998.

4.  Effective at the close of business on May 11, 2001, Class Y shares were renamed as Institutional shares (Class I).

5.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers and/or expense reimbursements.

6.  Annualized

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

March 31, 2003 (unaudited)

	Shares	Value

COMMON STOCKS 99.2%
CONSUMER DISCRETIONARY 9.7%
Hotels, Restaurants & Leisure 3.3%
McDonald's Corp.	1,002,900	$ 14,501,934
Media 3.4%
Comcast Corp., Class A *	354,100	9,734,209
Interpublic Group of Companies, Inc. (p)	542,900	5,048,970
14,783,179
Multi-line Retail 3.0%
Wal-Mart Stores, Inc.	256,200	13,330,086
CONSUMER STAPLES 14.4%
Food Products 11.5%
ConAgra, Inc.	718,500	14,427,480
H.J. Heinz Co.	455,300	13,294,760
Kraft Foods, Inc., Class A	310,000	8,742,000
Sara Lee Corp.	745,900	13,948,330
50,412,570
Tobacco 2.9%
Altria Group, Inc.	428,200	12,828,872
ENERGY 11.0%
Oil & Gas 11.0%
ChevronTexaco Corp.	245,700	15,884,505
ConocoPhillips	309,800	16,605,280
Exxon Mobil Corp.	450,200	15,734,490
48,224,275
FINANCIALS 19.3%
Banks 6.3%
Comerica, Inc.	126,900	4,806,972
KeyCorp	337,400	7,611,744
PNC Financial Services Group	204,600	8,670,948
U.S. Bancorp	339,300	6,439,914
27,529,578
Diversified Financials 9.3%
Citigroup, Inc.	360,700	12,426,115
Fannie Mae	116,600	7,619,810
Freddie Mac	126,700	6,727,770
Merrill Lynch & Co., Inc.	400,000	14,160,000
40,933,695
Insurance 3.7%
Prudential Financial, Inc. *	555,000	16,233,750
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

March 31, 2003 (unaudited)

	Shares	Value

COMMON STOCKS continued
HEALTH CARE 19.1%
Health Care Providers & Services 5.5%
Aetna, Inc.	282,100	$ 13,907,530
Tenet Healthcare Corp. *	615,000	10,270,500
24,178,030
Pharmaceuticals 13.6%
Eli Lilly & Co.	147,300	8,418,195
Merck & Co., Inc.	332,600	18,219,828
Pfizer, Inc.	499,600	15,567,536
Wyeth	470,400	17,790,528
59,996,087
INDUSTRIALS 8.4%
Aerospace & Defense 8.4%
General Dynamics Corp.	199,000	10,958,930
Lockheed Martin Corp.	270,000	12,838,500
Raytheon Co.	458,600	13,010,482
36,807,912
INFORMATION TECHNOLOGY 10.8%
Communications Equipment 2.3%
Cisco Systems, Inc. *	767,500	9,962,150
Semiconductor Equipment & Products 2.6%
Applied Materials, Inc. *	900,000	11,322,000
Software 5.9%
Microsoft Corp.	662,000	16,027,020
Oracle Corp. *	929,400	10,083,061
26,110,081
TELECOMMUNICATION SERVICES 6.5%
Diversified Telecommunication Services 6.5%
BellSouth Corp.	401,100	8,691,837
SBC Communications, Inc.	552,600	11,085,156
Verizon Communications, Inc.	248,000	8,766,800
28,543,793
Total Common Stocks		435,697,992
SHORT-TERM INVESTMENTS 1.5%
MUTUAL FUND SHARES 1.5%
Evergreen Institutional Money Market Fund (o)	1,655,004	1,655,004
Navigator Prime Portfolio (pp)	4,640,000	4,640,000
Total Short-Term Investments		6,295,004
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

March 31, 2003 (unaudited)

	Shares	Value

Total Investments (cost $460,394,189) 100.7%		$ 441,992,996
Other Assets and Liabilities (0.7%)		(2,881,923)
Net Assets 100.0%		$ 439,111,073

*	Non-income producing security
(o)	Evergreen Investment Management Company, LLC is the investment advisor to both the fund and the money market fund.
(p)	All or a portion of this security is on loan.
(pp)	Represents investment of cash collateral received for securities on loan.
See Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2003 (unaudited)

Assets
Identified cost of securities	$ 460,394,189
Net unrealized losses on securities	(18,401,193)

Market value of securities	441,992,996
Receivable for securities sold	11,177,985
Receivable for Fund shares sold	285,346
Receivable for securities lending income	1,036
Dividends receivable	431,917
Prepaid expenses and other assets	80,161

Total assets	453,969,441

Liabilities
Payable for securities purchased	8,884,608
Payable for Fund shares redeemed	1,263,035
Payable for securities on loan	4,640,000
Advisory fee payable	9,819
Distribution Plan expenses payable	8,936
Due to other related parties	1,227
Accrued expenses and other liabilities	50,743

Total liabilities	14,858,368

Net assets	$ 439,111,073

Net assets represented by
Paid-in capital	$ 621,513,633
Undistributed net investment income	2,258,406
Accumulated net realized losses on securities	(166,259,773)
Net unrealized losses on securities	(18,401,193)

Total net assets	$ 439,111,073

Net assets consists of
Class A	$ 150,983,921
Class B	134,162,494
Class C	140,333,076
Class I	13,631,582

Total net assets	$ 439,111,073

Shares outstanding
Class A	8,932,447
Class B	8,145,922
Class C	9,111,659
Class I	794,894

Net asset value per share
Class A	$ 16.90
Class A -- Offering price (based on sales charge of 5.75%)	$ 17.93
Class B	$ 16.47
Class C	$ 15.40
Class C -- Offering price (based on sales charge of 1.00%)	$ 15.56
Class I	$ 17.15

See Notes to Financial Statements

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2003 (unaudited)

Investment income
Dividends	$ 7,631,106

Expenses
Advisory fee	1,959,688
Distribution Plan expenses
Class A	214,560
Class B	744,080
Class C	799,828
Administrative services fee	244,961
Transfer agent fee	1,232,823
Trustees' fees and expenses	5,580
Printing and postage expenses	79,050
Custodian fee	74,988
Registration and filing fees	64,060
Professional fees	10,019
Other	4,011

Total expenses	5,433,648
Less: Expense reductions	(61,297)

Net expenses	5,372,351

Net investment income	2,258,755

Net realized and unrealized gains or losses on securities
Net realized losses on securities	(56,459,009)
Net change in unrealized gains or losses on securities	57,617,271

Net realized and unrealized gains or losses on securities	1,158,262

Net increase in net assets resulting from operations	$ 3,417,017

See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Six Months Ended
	March 31, 2003		Year Ended
	(unaudited)		September 30, 2002

Operations
Net investment income (loss)		$ 2,258,755		$ (2,638,803)
Net realized losses on securities		(56,459,009)		(94,388,898)
Net change in unrealized gains or losses on securities		57,617,271		(63,417,168)

Net increase (decrease) in net assets resulting from operations		3,417,017		(160,444,869)

	Shares		Shares
Capital share transactions
Proceeds from shares sold
Class A	456,288	8,172,787	1,612,948	36,215,499
Class B	568,935	9,987,806	4,278,689	94,782,285
Class C	315,361	5,163,528	1,928,752	40,358,696
Class I	502,363	9,091,665	365,520	7,838,560

		32,415,786		179,195,040

Automatic conversion of Class B shares to Class A shares
Class A	83,171	1,455,756	178,968	3,963,292
Class B	(85,201)	(1,455,756)	(182,363)	(3,963,292)

		0		0

Payment for shares redeemed
Class A	(1,726,813)	(30,451,994)	(3,311,109)	(71,784,414)
Class B	(1,181,753)	(20,244,579)	(1,959,887)	(40,390,346)
Class C	(1,673,185)	(26,969,958)	(2,995,974)	(58,873,071)
Class I	(100,551)	(1,857,969)	(26,917)	(595,313)

		(79,524,500)		(171,643,144)

Net increase (decrease) in net assets resulting from capital share transactions		(47,108,714)		7,551,896

Total decrease in net assets		(43,691,697)		(152,892,973)
Net assets
Beginning of period		482,802,770		635,695,743

End of period		$ 439,111,073		$ 482,802,770

Undistributed net investment income (loss)		$ 2,258,406		$ (349)

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS (unaudited)

1. ORGANIZATION

Evergreen Capital Growth Fund (the "Fund") is a diversified series of Evergreen Equity Trust (the "Trust"), a Delaware business trust organized on September 18, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act").

The Fund offers Class A, Class B, Class C and Institutional ("Class I") shares. Class A shares are sold with a front-end sales charge and pay an ongoing distribution fee. Class B shares are sold without a front-end sales charge but are subject to a contingent deferred sales charge that is payable upon redemption and decreases depending on how long the shares have been held. Class C shares are sold with a front-end sales charge and are subject to a contingent deferred sales charge that is payable upon redemption within one year after the month of purchase. Both Class B and Class C shares pay a higher ongoing distribution fee than Class A. Class I shares are sold without a front-end sales charge or contingent deferred sales charge and do not pay a distribution fee.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Listed equity securities are usually valued at the last sales price reported on the national securities exchange, where the securities are principally traded.

Foreign securities traded on an established exchange are valued at the last sales price on the exchange where the security is primarily traded. If there has been no sale, the securities are valued at the mean between bid and asked prices.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

b. Securities lending

The Fund may lend its securities to certain qualified brokers in order to earn additional income. The Fund receives compensation in the form of fees or interest earned on the investment of any cash collateral received. The Fund receives collateral in the form of cash or securities with a market value at least equal to the market value of the securities on loan, including accrued interest. In the event of default or bankruptcy by the borrower, the Fund could experience delays and costs in recovering the loaned securities or in gaining access to the collateral.

c. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Dividend income is

NOTES TO FINANCIAL STATEMENTS (unaudited) continued

recorded on the ex-dividend date or in the case of some foreign securities, on the date when the Fund is made aware of the dividend. Foreign income and capital gains realized on some securities may be subject to foreign taxes, which are accrued as applicable.

d. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

e. Distributions

Distributions to shareholders from net investment income and net realized gains, if any, are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

f. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Evergreen Investment Management Company, LLC ("EIMC"), an indirect, wholly-owned subsidiary of Wachovia Corporation ("Wachovia"), is the investment advisor to the Fund and is paid an annual fee of 0.80% of the Fund's average daily net assets.

Pilgrim Baxter Associates, Ltd. is the investment sub-advisor to the Fund and is paid by EIMC for its services to the Fund.

From time to time, EIMC may voluntarily or contractually waive its fees and/or reimburse expenses in order to limit operating expenses. For any fee waivers and/or reimbursements made after January 1, 2003, EIMC may recoup any amounts waived and/or reimbursed up to a period of three years following the end of the fiscal year in which the fee waivers and/or reimbursements were made.

Evergreen Investment Services, Inc. ("EIS"), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an annual administrative fee of 0.10% of the Fund's average daily net assets.

Evergreen Service Company, LLC ("ESC"), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund. For the six months ended March 31, 2003, the transfer agent fees were equivalent to an annual rate of 0.50% of the Fund's average

NOTES TO FINANCIAL STATEMENTS (unaudited) continued

The Fund has placed a portion of its portfolio transactions with brokerage firms that are affiliates of Wachovia. During the six months ended March 31, 2003, the Fund paid brokerage commissions of $148,219 to Wachovia Securities, Inc.

4. DISTRIBUTION PLANS

Evergreen Distributor, Inc. ("EDI"), a wholly-owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

The Fund has adopted Distribution Plans, as allowed by Rule 12b-1 of the 1940 Act, for each class of shares, except Class I. Under the Distribution Plans, distribution fees are paid at an annual rate of 1.00% of the average daily net assets for Class B and Class C shares. On March 20, 2003, the Trustees of the Fund approved an increase to the annual maximum allowable charge for servicing and distribution fees on Class A shares from 0.25% to 0.30% of the average daily net assets of Class A shares. This increase became effective on either March 26, 2003 or March 27, 2003 for all Class A shares in the Evergreen fund family.

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $610,114,890 and $618,322,429, respectively, for the six months ended March 31, 2003.

The Fund loaned securities during the six months ended March 31, 2003 to certain brokers. At March 31, 2003, the value of securities on loan and the value of collateral (including accrued interest) amounted to $4,315,200 and $4,640,000, respectively. During the six months ended March 31, 2003, the Fund earned $10,132 in income from securities lending.

On March 31, 2003, the aggregate cost of securities for federal income tax purposes was $460,394,189. The gross unrealized appreciation and depreciation on securities based on tax cost was $10,731,047 and $29,132,240, respectively, with a net unrealized depreciation of $18,401,193.

As of September 30, 2002, the Fund had $10,177,829 in capital loss carryovers for federal income tax purposes with $4,453,811 expiring in 2009 and $5,724,018 expiring in 2010.

For income tax purposes, capital losses incurred after October 31 within the Fund's fiscal year are deemed to arise on the first business day of the following fiscal year. As of September 30, 2002, the Fund incurred and elected to defer post-October losses of $93,991,587.

6. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows the Fund to borrow from, or lend money to, other participating funds. During the six months ended March 31, 2003, the Fund did not participate in the interfund lending program.

NOTES TO FINANCIAL STATEMENTS (unaudited) continued

7. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund's custodian and brokerage/service arrangements with specific brokers, a portion of fund expenses has been reduced. The Fund received expense reductions from expense offset arrangements and brokerage transactions of $761 and $60,536, respectively, which combined represents 0.02% of its average daily net assets.

8. DEFERRED TRUSTEES' FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees' deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund's Trustees' fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

9. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund's borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the six months ended March 31, 2003, the Fund had no borrowings under this agreement.

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TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL - South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.

OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

[1] Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 112 Evergreen funds.

[2] Mr. Wagoner is an "interested person" of the fund because of his ownership of shares in Wachovia Corporation, the parent to the fund's investment advisor.

[3] The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

[4] The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

[5] The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $229 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of March 31, 2003

Visit us online at EvergreenInvestments.com

FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

For the fourth consecutive year, Evergreen Investments has earned the Dalbar Mutual Fund Service Award, which recognizes those firms that exceed industry norms in key service areas. The award symbolizes the achievement of the highest tier of shareholder service within our industry. For 2002, Evergreen Investments was ranked third overall.

566376   5/2003

Evergreen Investments 200 Berkeley Street Boston, MA 02116-5034